Exhibit 99.6

THIS SECOND SUPPLEMENTAL INDENTURE made as of the 27th day of March, 2017.

AMONG:

BELL MTS INC., a body corporate existing under the laws of the Province of Manitoba and having its registered office in the City of Winnipeg, in the Province of Manitoba

(hereinafter called “Bell-MTS”)

and

BELL CANADA, a corporation incorporated under the laws of Canada having its registered office in the City of Verdun, in the Province of Québec

and

BCE INC., a corporation incorporated under the laws of Canada having its registered office in the City of Verdun, in the Province of Québec

(hereinafter called the “Guarantor”)

and

COMPUTERSHARE TRUST COMPANY OF CANADA, a company incorporated and existing under the laws of Canada duly authorized to carry on the business of a trust company

(hereinafter called the “Trustee”)

RECITALS:

WHEREAS Bell-MTS and the Trustee are party to a trust indenture dated as of August 10, 2011 (the “Initial Indenture”), which provides for the issuance of one or more series of Notes;

AND WHEREAS a first supplemental indenture dated the date hereof was entered into between Bell-MTS and the Trustee for the purpose of confirming certain obligations of Bell-MTS following the amalgamation of its predecessor entities, namely Manitoba Telecom Services Inc. (which was a party to the original Indenture) and 7515660 Manitoba Inc. (together with the Initial Indenture, the “Indenture”);

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AND WHEREAS pursuant to the Indenture, $200,000,000 principal amount of 4.59% Notes (Series 9) due October 1, 2018 were issued by Bell-MTS on September 30, 2011 and $225,000,000 principal amount of 4.00% Notes (Series 10) due May 27, 2024 were issued by Bell-MTS on May 26, 2014;

AND WHEREAS concurrently with the entering into of this Supplemental Indenture, in accordance with an internal corporate restructuring, Bell Canada has acquired substantially all of the assets of Bell-MTS pursuant to an asset transfer agreement dated the date hereof (the “Asset Transfer Agreement”);

AND WHEREAS Section 10.1(b) of the Indenture provides that, as a part of any transfer by Bell-MTS of its undertaking and assets as a whole or substantially as a whole to another corporation or entity, every resulting successor or assign of Bell-MTS shall execute an indenture or indentures supplemental to the Indenture in favour of the Trustee whereby such successor or assign covenants (i) to pay punctually when due the principal of, interest, if any, on and all other amounts owing under all the Notes; (ii) to perform and observe punctually all the obligations of Bell-MTS under the Indenture and under and in respect of all Outstanding Notes; and (iii) to observe and perform each and every covenant, stipulation, promise, undertaking, condition and agreement of Bell-MTS contained in the Indenture as fully and completely as if it had itself executed the Indenture as Bell-MTS and had expressly agreed in the Indenture to observe and perform the same;

AND WHEREAS pursuant to the terms of the Asset Purchase Agreement and in satisfaction of part of the purchase price payable thereunder, Bell Canada agreed and undertook to assume Bell-MTS’ payment obligations to the Trustee and to the Noteholders under the Indenture and to indemnify Bell-MTS in respect of any liability arising from, or in connection with, such obligations;

AND WHEREAS Bell-MTS and Bell Canada have determined that no condition or event exists as to Bell-MTS or Bell Canada, as applicable, either at the time of or immediately after the transfer contemplated by the Asset Transfer Agreement and after giving effect thereto or immediately after Bell Canada shall become liable to pay the principal of, and interest, if any, on and all other amounts owing under all of the Notes and to perform every covenant under the Indenture on the part of the Company to be performed or observed, that constitutes or would constitute a default or Event of Default under the Indenture;

AND WHEREAS Bell-MTS has approved the terms and timing and manner of the transfer contemplated by the Asset Transfer Agreement as not being prejudicial to the interests of the Noteholders;

AND WHEREAS the Guarantor beneficially owns all of the issued and outstanding shares in the capital of each of Bell Canada and Bell-MTS;

AND WHEREAS it is in the best interests of Bell-MTS, Bell Canada and the Guarantor that the Guarantor provide the Trustee and the Noteholders with a guarantee in connection with Bell Canada’s and Bell-MTS’ payment obligations to the Trustee and to the Noteholders under the Indenture (the “Guaranteed Obligations”);

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AND WHEREAS the parties hereto wish to provide for certain other amendments to the Indenture to reflect Bell Canada’s assumption of liability through the Covenants, as hereinafter defined, and the Guarantee, as hereinafter defined, provided by the Guarantor;

AND WHEREAS Section 14.1 of the Indenture provides that Bell-MTS, when authorized by a Certified Resolution, and the Trustee, at any time and from time to time, may, subject to the provisions of the Indenture, and shall when so directed by the Indenture, enter into one or more indentures supplemental to the Indenture, in form satisfactory to the Trustee, (i) for the benefit of the Holders of the Notes, to provide for any additional covenants, Events of Default, or other obligations of Bell-MTS or any security for or guarantee of the Notes or to surrender any right or power conferred in the Indenture upon Bell-MTS; (ii) to cure any ambiguity, to correct or supplement any provision in the Indenture which may be inconsistent with any other provision in the Indenture, or to make any other provisions with respect to matters or questions arising under the Indenture which shall not be inconsistent with the provisions of the Indenture, provided such action shall not, in the opinion of counsel to the Trustee, adversely affect the rights of the Holders of the Notes in any material respect; (iii) as required by the provisions of Section 10.1(b) of the Indenture, or (iv) for any other purpose not inconsistent with the terms of the Indenture, provided that, in the opinion of counsel to the Trustee, the rights of the Trustee or the Holders of the Notes are not adversely affected in any material respects;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by Bell-MTS and Bell Canada and not the Trustee;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1	Supplemental Indenture

This Supplemental Indenture is a “supplemental indenture” within the meaning of the Indenture. The Indenture and this Supplemental Indenture will be read together and have effect so far as practicable as though all of the provisions of the Indenture and Supplemental Indenture were contained in one instrument. If any provisions of the Indenture are inconsistent with the express provisions hereof, the provisions of the Indenture will be amended, varied, supplemented, modified, restated or replaced so as to be consistent with this Supplemental Indenture.

1.2	Definitions

All terms used but not defined in this Supplemental Indenture have the meanings ascribed to them in the Indenture as such meanings may be amended by this Supplemental Indenture. In the event of any inconsistency between the terms in the Indenture and this Supplemental Indenture, the terms in this Supplemental Indenture prevail.

1.3	References to Sections, Articles and Schedules

Unless otherwise provided, all references herein to Sections, Articles or Schedules are references to Sections, Articles and Schedules of or to this Supplemental Indenture.

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ARTICLE 2
COVENANTS OF BELL CANADA AND NO RELEASE OF BELL-MTS

2.1	Covenants of Bell Canada

By its execution of this Supplemental Indenture, Bell Canada hereby covenants in favour of the Trustee (i) to pay punctually when due the principal of, interest, if any, on and all other amounts owing under all the Notes, (ii) to perform and observe punctually all the obligations of Bell-MTS under the Indenture and under and in respect of all Outstanding Notes; and (iii) to observe and perform each and every covenant, stipulation, promise, undertaking, condition and agreement of Bell-MTS contained in the Indenture as fully and completely as if it had itself executed the Indenture as Bell-MTS and had expressly agreed in the Indenture to observe and perform the same (collectively, the “Covenants”).

2.2	No Release of Bell-MTS

Bell-MTS hereby acknowledges and agrees that the Covenants provided by Bell Canada shall not release or discharge Bell-MTS, and Bell-MTS is not otherwise hereby released or discharged, of any of its obligations or covenants under the Indenture, except to the extent provided in Section 4.1 or to the extent performance or payment is made by Bell Canada or the Guarantor with respect to an obligation of Bell-MTS under the Indenture or under and in respect of the Notes (in which case such performance or payment shall be in full satisfaction of such obligation of Bell-MTS under the Indenture or under and in respect of the Notes).

ARTICLE 3
GUARANTEE

3.1	Guarantee

The Guarantor hereby unconditionally and irrevocably guarantees in favour of the Trustee and each of the Noteholders the full and timely payment when due, whether at stated maturity, by required payment, acceleration, deceleration, demand or otherwise of all the Guaranteed Obligations (the “Guarantee”).

3.2	Guarantee Unconditional

The Guarantee shall not be impaired by any modification, supplement, extension or amendment of any contract or agreement to which the parties thereto may hereafter agree, nor by any modification, release or other alteration of any of the Guaranteed Obligations or of any security therefore to which the parties thereto may hereafter agree, nor by any agreements or arrangements whatever with Bell-MTS or Bell Canada or anyone else. The liability of the Guarantor hereunder is direct and unconditional and may be enforced without requiring the Trustee first to resort to any other right or security. The obligation of the Guarantor hereunder shall be irrevocable and unconditional irrespective of, shall not be affected or limited by, and shall not be subject to any defense, set-off, counterclaim or termination by reason of (i) the legality, genuineness, validity, regularity or enforceability of this Guarantee or the liabilities of Bell Canada and Bell-MTS guaranteed hereby; (ii) any provision of applicable law or regulation prohibiting the payment by Bell Canada or Bell-MTS of the Guaranteed Obligations; or (iii) any other fact or circumstance

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which might otherwise constitute a defense to a guarantee including without limitation, the failure by the Trustee to perfect or continue the perfection of any security interest securing all or any part of the Guaranteed Obligations, the invalidity or unenforceability of any of the Guaranteed Obligations, or the release of any party guaranteeing all or a portion of the Guaranteed Obligations. The Guarantor confirms that in executing and delivering this Guarantee it has not relied on any representation, warranty or other statement or agreement by the Trustee. All recourses of the Trustee hereunder shall be exercised in accordance with its powers under the Indenture.

3.3	Subrogation

The Guarantor shall have no right of subrogation, reimbursement or indemnity whatsoever against Bell Canada or Bell-MTS, nor any right of recourse to security for the Guaranteed Obligations, unless and until all Guaranteed Obligations have been finally and irrevocably paid in full.

3.4	Continuing Guarantee

This Guarantee is, as to the Guarantor, a continuing Guarantee which shall remain effective for so long as the Indenture is in force (the “Term”). During the Term, nothing shall discharge or satisfy the liability of the Guarantor hereunder except the full payment and performance by Bell Canada, Bell-MTS or the Guarantor of all of the Guaranteed Obligations. The obligations of the Guarantor under this Guarantee shall expire and be of no further force and effect, and, subject to Section 3.5, this Guarantee shall terminate, at the end of the Term.

3.5	Preferences

If any amount received by the Trustee from Bell Canada or Bell-MTS in respect of the Guaranteed Obligations is thereafter returned by the Trustee, or its successors or assigns, to Bell Canada or Bell-MTS, or to any trustee or receiver for Bell Canada or Bell-MTS, whether by reason of Bell Canada’s or Bell-MTS’ bankruptcy or otherwise, such amount shall, for purposes of the Guarantee, be deemed not to have been received by the Trustee, and the Guarantee shall be reinstated as to such amount.

3.6	Waivers

The Guarantor waives notice of acceptance hereof, presentment and protest of any instrument and notice thereof.

ARTICLE 4
AMENDMENTS TO INDENTURE

4.1	References to the “Company” in the Indenture

All references to the “Company” in the Indenture shall be deemed to be references to each of Bell Canada and Bell-MTS as co-obligors on a joint and several basis, provided that (i) references to the “Company” in the definition of “Company Request” and “Company Order” in Section 2.1 of the Indenture and in Sections 4.3, 4.6, 7.2, 7.3, 7.4, 7.5, 7.6, 7.7, 7.8, 7.9, 7.10, 7.11 and 7.12 of the Indenture shall be deemed to be references to Bell Canada; (ii) references to the “Company”

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in Section 8.1 and in Section 11.2 of the Indenture shall be deemed to be references to Bell Canada or Bell-MTS; (iii) references to the “Company” in Article 10 of the Indenture shall be deemed to be references to Bell Canada or Bell-MTS, as the context requires; and (iv) references to the “Company” in the context of it exercising, making, providing or giving any right, determination, election, designation, certificate, notice, authorization or order shall be deemed to be references to Bell Canada alone, which shall exercise, make, provide or give such right, determination, designation, certificate, authorization or order on its own behalf and, as the context requires, on behalf of Bell-MTS.

4.2	Amendment to Section 7.9 of the Indenture – Financial Information

Section 7.9 of the Indenture is amended by adding “(i)” after the word “if” in the second to last line of the Section and adding the following at the end of the Section: “, or (ii) if the Company is a “credit support issuer” under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), (A) the financial statements of the Guarantor, as the Company’s “parent credit supporter” under NI 51-102, are made publicly available on SEDAR, (B) the Company makes available on SEDAR the consolidated summary financial information for the Guarantor required to be provided by credit support issuers under section 13.4(2)(g)(ii) of NI 51-102, and (C) the Company provides to the Trustee an Officer’s Certificate within 60 days from the last day of each of the first, second and third quarters of each fiscal year certifying that the Company was in compliance with the covenant in Section 7.6 of the Indenture as at the end of the relevant financial period”.

4.3	Amendment to Section 12.1 of the Indenture – Notices to Company

Section 12.1 of the Indenture is amended by deleting the address of Bell-MTS and replacing it with the following:

Bell Canada
Manitoba Telecom Services Inc. c/o Bell Canada
1 Carrefour Alexander Graham Bell
Building A, 8th Floor
Verdun, Québec
H3E 3B3

Attention: Senior Vice President and Treasurer
Facsimile: (514) 786-3963

4.4	Amendment to Schedule “A” of the Indenture – Form of Medium Term Note

Schedule “A” of the Indenture is amended by deleting such Schedule “A” in its entirety and replacing it with Exhibit A attached hereto.

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ARTICLE 5
MISCELLANEOUS

5.1	Confirmation of Indenture

The Indenture, as changed, altered, amended, modified or supplemented by this Supplemental Indenture, shall continue in full force and effect and is hereby confirmed.

5.2	No Novation

The parties acknowledge and represent that this Supplemental Indenture represents a supplement to, and not a substitution for, the Indenture and that they do not wish for this Supplemental Indenture to result in the novation of any rights or obligations under the Indenture.

5.3	Counterparts

This Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

5.4	Severability Clause

In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

5.5	Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Supplemental Indenture and all documents relating hereto be drawn up in the English language only. Chacune des parties aux présentes reconnaît par les présentes qu’elle a demandé et consent à ce que le présent amendement et tous les documents s’y rattachant, ne soient rédigés qu’en anglais.

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IN WITNESS whereof the parties hereto have duly executed this Supplemental Indenture as of the date first set out above.

BELL MTS INC.
Per:	(Signed) Paul Stinis
Name: Paul Stinis Title: Treasurer

BELL CANADA
Per:	(Signed) Paul Stinis
Name: Paul Stinis Title: Senior Vice-President and Treasurer

BCE INC.
Per:	(Signed) Paul Stinis
Name: Paul Stinis Title: Senior Vice-President and Treasurer

COMPUTERSHARE TRUST COMPANY OF CANADA
Per:	(Signed) Karen Biscope
Name: Karen Biscope Title: Manager, Corporate Trust
(Signed) Laura Leong
Name: Laura Leong Title: Corporate Trust Officer

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EXHIBIT A

AMENDMENT TO SCHEDULE “A” OF THE INDENTURE

See attached.

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SCHEDULE “A”

FORM OF MEDIUM TERM NOTE

BELL CANADA AND BELL MTS INC.
(incorporated under the federal laws of Canada)

Certificate No. ●		Principal amount/Currency CUSIP No. ●
Issue Date: ●		Maturity Date: ●
●% MEDIUM TERM NOTE (SERIES ●), DUE ●

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO BELL CANADA AND BELL MTS INC. (THE “ISSUER”) OR THEIR AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS, AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS AN INTEREST HEREIN.]

BELL CANADA AND BELL MTS INC., as co-obligors on a joint and several basis, for value received, promise to pay to the order of [Registered Holder] on the Maturity Date (or on such earlier date as the principal sum of this Note may become payable in accordance with the terms of the Indenture) the principal sum of [amount/currency] (together with such further sum, if any, as may be payable by way of premium) upon presentation and surrender of this Note at the principal office of the Registrar in the City of Calgary or the City of Toronto, or at any other place as may be designated from time to time by Bell Canada, and, if applicable, to pay interest (less any tax required to be deducted) on the principal amount of this Note in accordance with and subject to the following terms:

Interest rate per annum (if applicable): ● Interest payment dates (if applicable): ● Other features: ●

IN WITNESS WHEREOF Bell Canada and Bell MTS Inc. have caused this Note to be executed by their respective duly authorized officers and dated as of its date of issue.

BELL CANADA		BELL MTS INC.
Per:		Per:
	Name: Title:		Name: Title:

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(Reverse)

This Note is subject to a trust indenture dated as of August 10, 2011 (which indenture, together with all indentures supplemental thereto, is herein referred to as the “Indenture”) made between Bell Canada and Bell MTS Inc. (the “Company”), BCE Inc., as guarantor, and Computershare Trust Company of Canada, as Trustee (herein called the “Trustee”), to which Indenture reference is expressly made for a statement of the respective rights thereunder of the Holders of Medium Term Notes (“Notes”), the Trustee and the Company and of the terms and conditions upon which the Notes are, and are to be, authenticated and delivered, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the holder of Notes by acceptance hereof assents. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Indenture.

The Notes are direct, unsecured obligations of the Company and rank equally and ratably without any preference amongst themselves and with all other present and future unsecured and unsubordinated indebtedness of the Company, subject to exceptions prescribed by statute and except as to any sinking fund which pertains exclusively to any particular future issue of debt securities.

Each Note shall bear interest from and including the later of (i) its date of issue, and (ii) the last date on which an instalment of interest is due and payable. Interest for any period less than six months shall be computed on the basis of a year of 365 days. Whenever interest is computed on the basis of a year (the “deemed year”) that contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing such product by the number of days in the deemed year.

Subject to accrual of any interest or unpaid interest from time to time, interest on each Note shall cease to accrue from (and including) the earlier of the Maturity Date and, if such Note is called for redemption, the date fixed for the redemption of such Note (the “Redemption Date”), unless, in each case, upon due presentation and surrender of such Note for payment on or after such Maturity Date or Redemption Date, as the case may be, such payment is improperly withheld or refused.

If the date for payment of any amount of interest, principal [or premium] in respect of a Note is not a Business Day at the place of payment, then payment shall be made on the next Business Day at such place and the Holder of such Note shall not be entitled to any additional interest or other payment in respect of the delay.

[This Note is redeemable by the Company, at its option, by providing not more than thirty (30) days and not less than ten (10) days advance notice to its Holder. If less than all the Notes are to be redeemed, the particular Notes to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee from the outstanding Notes not previously called for redemption [on a pro rata basis] by such method as it shall deem equitable. On or prior to any Redemption Date, the Company shall deposit with the

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Trustee or with a Paying Agent an amount of money sufficient to pay the price at which the Notes are to be redeemed on such Redemption Date.]

At any time and from time to time, the Company may, at its option, purchase Notes in the market or by tender or by private contract at such price or prices and upon such terms and conditions as the Company in its absolute discretion may determine. Any Subsidiary of the Company may purchase Notes subject to applicable law.

If an Event of Default occurs and is continuing, then and in every such case the Trustee may, in its discretion and shall, if so requested by the Holders of not less than twenty-five percent (25%) in principal amount of outstanding Notes, declare the principal of all the Notes to be due and payable immediately, by a notice in writing to the Company and upon any such declaration such principal shall become immediately due and payable.

The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes whether or not this Note be overdue.

This Note shall not become valid or obligatory for any purpose until it shall have been authenticated by or on behalf of the Registrar appointed pursuant to the Indenture.

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REGISTRAR’S AUTHENTICATION

Authenticated for and on behalf of Bell Canada and Bell MTS Inc.

Date of authentication:

[Name of Registrar]

REGISTRAR

By:
Authorized Signing Officer

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FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto  ______________________, whose address and social insurance number, if applicable are set forth below, this Note (or $ ______________________ principal amount hereof*) of Bell Canada and Bell MTS Inc. standing in the name(s) of the undersigned in the register maintained by the Company with respect to such Note and does hereby irrevocably authorize and direct the Trustee to transfer such Note in such register, with full power of substitution in the premises.

Dated: ___________________________________________________________________________

Address of Transferee:	___________________________________________________________________________
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: ___________________________________________________________________________

*If less than the full principal amount of the within Note is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof) to be transferred.

1.

The signature(s) to this assignment must correspond with the name(s) as written upon the face of the Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank of trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED.”

2.	The registered holder of this Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable I respect of the transfer of this Note.

Signature of Guarantor: _________________________________ Authorized Officer	__________________________________________ Signature of transferring registered holder
_________________________________ Name of Institution

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